PETROGEN


November 29, 2005



Karl Hiller, Branch Chief                                         (202) 772-9368
United States                                                         Pages:  24
Securities and Exchange Commission
100 F Street
Washington, D.C.
20549 - 7010

Re:   File No. 0-25579

Mr. Hiller,

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

GENERAL

1.   This oversight has been corrected on our Form 10-KSB amendment.


MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

2. Please find attached a separate schedule detailing the $105,716 in expenses spent on the Emily Hawes Property we recovered as operator fees from third party working interest partners. These were in excess of other exploration costs we allocated directly to the oil and gas properties. We believe these expenses are in accordance with the full cost method of accounting for oil and gas properties but acknowledge that the presentation format we initially filed was incorrect. We have changed our presentation format in 2005 to charge all operator fees and recoverable expenses directly to Oil & Gas Properties on the Balance Sheet.


FINANCIAL STATEMENTS

BALANCE SHEET

3. See Note 7 "Obligation to Issue Shares" as part of the Notes to the Consolidated Financial Statements" for disclosure details.

     Under the terms of the subscription agreement, the "acceptance" of the subscription will be evidenced only by the issuance of the shares and until that time, the proceeds are to be considered an interest free loan. There is no provision in the agreement whereby the subscriber can force any repayment...the company always maintains the option of issuing the shares.

     As  for  the  guidance  in  APB   21....paragraph  2,  in  connection  with
     applicability states "...contractual obligation to pay money on fixed or determinable dates,...". The Company has no contractual obligation to pay money in this case, only to issue the shares in satisfaction of the subscription and further, there is no fixed or determinable date relating to any repayment.

     The company  believes that this  transaction is similar to the essence of 3
     (b) whereby "...amounts which do not require repayment in the future, but rather will be applied to the price of the property, goods, or services involved..." are not intended to be covered by APB 21. Essentially these amounts represent deposits to be applied against the price of shares to be issued and do not require repayment.

     Lastly, these amounts were received in September 2004 and the shares were ultimately issued in May 2005 (approx 9 months). At an interest rate of say 12% any amount of interest (45,000 x 12% x 9/12) = approx $4,000 would not be material in any event.

NOTE 3 - ACQUISITION OF PETROGEN INC.

4.   See expanded version of this Note on the Balance Sheet attached.

5. With respect to the $639,634 debit to accumulated deficit, we acknowledge that reverse merger accounting would normally result in relatively minor adjustments to Additional Paid In Capital and Common Stock. This is the normal situation when a "shell" is acquired. However, there were 2 slightly different elements to this transaction. (1) the normal shell acquired usually has nominal net assets, in this case, the shell acquired had $350,067 of net liabilities assumed on the acquisition and (2) in connection with the reverse merger, the Public Company granted replacement share purchase warrants to previous warrant holders in the private company. These warrants were determined to have an estimated fair value of $357,800. Under normal circumstances, a minor adjustment to Additional Paid In Capital for the shell Net Book Value and restating of the par value is all that is required. In this case, a significant adjustment for the negative Net Book Value as well as a reallocation to the fair value of the warrants was required. As there was insufficient Common Stock and Additional Paid In Capital values in the private company to fully "absorb" these adjustments (without creating negative Additional Paid In Capital), the residual had to be charged to deficit.

NOTE 5 - OIL AND GAS PROPERTIES

6. See attached financial statements for updated table on Note 5 - Oil and Gas Properties.


FORM 10-QSB FOR THE FISCAL QUARTER ENDED SEPTEMBER 30, 2005.

7. We will provide a complete hard copy of the amended Form 10-K for approval and revise each subsequent 10-QSB to Form 10-KSB for the Fiscal Year Ended December 31, 2004 once final amendments are approved. Our timeframe to file these three reports would be no more than 5 business days.


Please feel free to contact me by telephone if it helps to expedite the review process.



Sincerely,


/s/ BRIAN FIDDLER
    __________________
    Brian Fiddler, CFO


  Dairy Ashford Plaza, 2000 S. Dairy Ashford, Suite 322, Houston, Texas, 77077
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                          Email: info@petrogencorp.com
                          Website: www.petrogencorp.com